January 3, 2024

Mr. Al Pavot

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	RadNet, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 1-33307

Dear Mr. Pavot:

This letter is submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 20, 2023 (the “Letter”) to Mr. Mark Stolper, Chief Financial Officer of RadNet, Inc. (the “Company”).

For convenience of reference, each comment contained in the Letter is reprinted below in italics followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022

Results of Operations, page 38

1.	Please expand your disclosure to identify the specific factors that caused the 2022 "Net income attributable to noncontrolling interests" to increase by 17% whereas both your operating income and pre-tax income decreased significantly. Similarly, it is not clear why the corresponding 2023 variances are similarly disproportionate. The expanded disclosure should identify the specific causal factors relevant to the period presented and not merely reference speculative factors that could impact the account balance. See Item 303(b) of Regulation S-K.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and, in future filings, will provide additional disclosure if percentage changes in Net Income Attributable to Noncontrolling Interests are significant. Our net income attributable to noncontrolling interests relates to the operations of non-wholly owned subsidiaries which represents only a portion of our business. Further, it excludes our AI segment which generated losses of $25.8 million in 2022. Given these factors, we do not expect net income attributable to noncontrolling interests to correlate with consolidated operating income or pretax income and are proposing to disclose the nature of the relationship as presented below. The following represents an example of the presentation and discussion that we propose to include in future filings, using 2022 versus 2021 for illustrative purposes:

Net income attributable to noncontrolling interests

At December 31, 2022, our consolidated subsidiaries included 318 centers of which 81 were not wholly-owned and thus a portion of their operating results were attributable to noncontrolling interests. At December 31, 2021, our consolidated subsidiaries included 323 centers of which 66 were not wholly-owned. As noncontrolling interests only represent a portion of our imaging center business and excludes our AI segment, which generated losses of $25.8 million in 2022, we do not expect changes in net income attributable to noncontrolling interests to correlate with changes in consolidated operating income or pretax income.

1510 Cotner Avenue, Los Angeles, CA 90025 | Tel: (310) 445-2800 | (800) 2- RADNET | Fax: (310) 445-2980 | www.RadNet.com

Mr. Al Pavot

SEC Division of Corporate Finance

January 3, 2024

For the twelve months ended December 31, 2022, we recognized net income attributable to noncontrolling interests of $23.0 million versus $19.6 million for the twelve months ended December 31, 2021, an increase of $3.4 million. The increase in net income attributable to noncontrolling interests was primarily due to the formation of a new majority owned subsidiary, Frederick County Radiology, LLC in April 2022 as described in Note 4 to the consolidated financial statements. We contributed the operations of four centers to Frederick County Radiology, LLC, and Frederick Health Hospital, Inc. contributed two additional centers. Additionally, in September 2021 we sold a noncontrolling interest in West Valley Imaging Group, LLC (“West Valley”) to Tarzana Medical Center, LLC for cash, which increased net income attributable to noncontrolling interests subsequent to the sale as a result of the profitability of West Valley.

Interest Expense, page 42

2.	The $39.6 million 2022 gain from interest rate swaps comprised 92% of your pre-tax income. However, it is not clear from the existing MD&A disclosure what specific events and circumstances occurred in 2022 to precipitate this gain. Further, it is not clear how this gain impacted your provision for income taxes. Additionally, it is not clear what the liquidity impact of these derivatives has been in the periods presented and what your maximum loss exposure is on these investments. For example, if you received cash payments from these investments due to increased market interest rates in 2022 and the impact was to offset the higher interest payments required on your variable rate debt then please provide a quantified disclosure that illustrates this outcome. Please expand your disclosures to clarify these issues in light of the significant financial statement impact. See Item 303(b)(1) of Regulation S-K.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and, in future filings, will provide additional disclosure of the reasons for any significant changes in the fair value of our interest rate swaps, the impact of such changes on our provision for income taxes, and our exposure to loss and the cash activity associated with such swaps for the relevant periods presented. The following represents an example of the presentation and discussion that we propose to include in the future filings, using 2022 versus 2021 for illustrative purposes. In addition to the disclosure previously included under the “Interest Expense” section of the MD&A, we intend to add the below disclosure and separately we intend to add a new section to the MD&A under “Non-cash change in fair value of interest rate hedge”.

Interest expense

To mitigate our future floating rate interest expense exposure we entered into the 2019 swaps with locked in interest rates for one-month LIBOR of 1.96% for $100 million of notional value and 2.05% for $400 million of notional value. We are liable for premium payments to the 2019 swap counterparties if interests rates are below the arranged rates, and receive payments from the 2019 swap counterparties if interest rates exceed the arranged rates. If interest rates were to theoretically reduce to 0%, our maximum premium payment would be the difference between the two swapped rates and 0% then multiplied by the notional value of the swaps, or $1.96 million per year for the $100 million swap and $8.2 million per year for the $400 million swap. Payments under the 2019 swaps are settled in cash on a monthly basis. During the year ended December 31, 2022, interest rates were below the arranged rates for most of the year and we paid a net of $2.8 million in cash payments to our 2019 swap counterparties, which was reported a component of interest expense. See Derivative Instruments section of Note 2, Significant Accounting Policies, to the financial statements included in this report and Item 7A, Quantitative and Qualitative Disclosure About Market Risk below for more details on our derivative instruments.

Non-cash change in fair value of interest rate hedge

In 2020, we determined that the cash flows from the 2019 swaps did not match the cashflows of our First Lien Term Loans and were therefore ineffective as cash flow hedges. Since that time, in accordance with accounting guidelines, all changes in fair value are being recognized in other income and expenses.

1510 Cotner Avenue, Los Angeles, CA 90025 | Tel: (310) 445-2800 | (800) 2- RADNET | Fax: (310) 445-2980 | www.RadNet.com

Mr. Al Pavot

SEC Division of Corporate Finance

January 3, 2024

The fair value of the 2019 swaps at December 31, 2021 was a net liability of $16.3 million and at December 31, 2022 was a net asset of $23.3 million, resulting in a gain of $39.6 million during the year ended December 31, 2022, which increased the Company’s tax provision by $10.3 million. The significant change in fair value of interest rate hedge was caused by the increase in market interest rates and the steepening of the yield curve, which reflects expectations of future interest rates. The one-month LIBOR rate at December 31, 2021 was approximately 0.10%, significantly below the 1.96% and 2.05% arranged rates under the 2019 swaps. However, one-month LIBOR rates had climbed to 4.33% at December 31, 2022, significantly above the arranged rates in the 2019 swaps.

Non-GAAP Financial Measures, page 43

3.	Your disclosures here and in your Form 10-Q's indicate that Adjusted EBITDA is used as both a performance measure and as a liquidity measure. In this regard, we note that you use it to measure your cash generated from operations. Please expand your disclosures to include a reconciliation between Adjusted EBITDA and GAAP operating cash flows. Also, please do not adjust out any cash settled expenses or liabilities. See Item 10(e) of Regulation S-K.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and notes that the Company inadvertently implied in its disclosure that Adjusted EBITDA is used as a liquidity measure. In prior periods, the Company had presented a liquidity measure, Free Cash Flow, and accidentally retained certain language in its disclosure from periods when Free Cash Flow was presented. The following is a revised version of our disclosure (marked for changes) which we will include in future filings and which we believe eliminates the confusion created with our previous disclosure:

Non-GAAP Financial Measures

We use both GAAP and non-GAAP metrics to measure our financial results. We believe that, in addition to GAAP metrics, non-GAAP metrics such as Adjusted EBITDA ~~and Free Cash Flow~~ assist us in measuring our core operations from period to period ~~as well as our cash generated from operations and ability to service our debt obligations~~.

Adjusted EBITDA

Our adjusted EBITDA metric removes non-cash and non-recurring charges that occur in the affected period and provides a basis for measuring the Company’s core financial performance against other periods.

We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, as adjusted to exclude losses or gains on the disposal of equipment, other income or loss, loss on debt extinguishment, bargain purchase gains, loss on de-consolidation of joint ventures and non-cash equity compensation. Adjusted EBITDA includes equity in earnings in unconsolidated operations and subtracts allocations of earnings to non-controlling interests in subsidiaries and is adjusted for non-cash or one-time events that take place during the period.

Adjusted EBITDA is a non-GAAP financial measure used as an analytical indicator by us and the healthcare industry to assess business performance~~, and is a measure of leverage capacity and ability to service debt~~. Adjusted EBITDA should not be considered a measure of financial performance under GAAP, and Adjusted EBITDA should not be considered in isolation or as alternatives to net income~~, cash flows generated by operating, investing or financing activities~~ or other financial statement data presented in the consolidated financial statements as an indicator of financial performance ~~or liquidity~~. Adjusted EBITDA is not a measurement determined in accordance with GAAP and is therefore susceptible to varying methods of calculation and this metric, as presented, may not be comparable to other similarly titled measure of other companies.

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1510 Cotner Avenue, Los Angeles, CA 90025 | Tel: (310) 445-2800 | (800) 2- RADNET | Fax: (310) 445-2980 | www.RadNet.com

Mr. Al Pavot

SEC Division of Corporate Finance

January 3, 2024

If you should have any additional questions, please contact me directly at (310) 445-2800.

Very truly yours,

/s/ Mark Stolper

Mark Stolper

Chief Financial Officer

cc:	Terence O’Brien, SEC Division of Corporation Finance

Dr. Howard G Berger, Chief Executive Officer

1510 Cotner Avenue, Los Angeles, CA 90025 | Tel: (310) 445-2800 | (800) 2- RADNET | Fax: (310) 445-2980 | www.RadNet.com